Exhibit 99.1

DADA NEXUS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dada Nexus Limited:

We have audited the accompanying consolidated balance sheets of Dada Nexus Limited (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2017, 2018 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2019 and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

March 13, 2020

We have served as the Group’s auditor since 2019.

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$
					(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,559,537	2,744,006	1,154,653	165,856
Restricted cash		359,731	—	1,480	213
Short-term investments	4	324,746	721,380	957,370	137,518
Accounts receivable, net of allowance for doubtful accounts of nil, RMB316 and nil as of December 31, 2017, 2018 and 2019, respectively	5	6,946	30,344	38,234	5,492
Inventories, net	6	5,886	7,887	3,886	558
Amount due from related parties	19	48,760	159,363	308,682	44,339
Prepayments and other current assets	7	54,704	96,978	100,354	14,415

Total current assets		2,360,310	3,759,958	2,564,659	368,391
Property and equipment, net	8	12,863	22,545	42,044	6,039
Goodwill		957,605	957,605	957,605	137,551
Intangible assets, net	9	1,069,702	900,632	715,877	102,829
Other non-current assets		11,584	6,117	5,930	852

Total non-current assets		2,051,754	1,886,899	1,721,456	247,271

TOTAL ASSETS		4,412,064	5,646,857	4,286,115	615,662

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the consolidated VIE without recourse to the Company. See Note 2.2):
Short-term loan	10	354,499	—	—	—
Accounts payable		7,145	8,662	9,924	1,425
Payable to riders		265,015	280,097	381,341	54,776
Amount due to related parties	19	38,290	54,302	82,800	11,893
Accrued expenses and other current liabilities	11	258,115	229,940	366,285	52,617

Total current liabilities		923,064	573,001	840,350	120,711
Deferred tax liabilities	17	80,272	52,733	43,701	6,277

Total non-current liabilities		80,272	52,733	43,701	6,277

TOTAL LIABILITIES		1,003,336	625,734	884,051	126,988

Commitments and contingencies	21

DADA NEXUS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except share data and otherwise noted)

		As of December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$
					(Note 2)
MEZZANINE EQUITY	14
Series A Convertible Redeemable Preferred Shares (US$0.0001 par value, 77,000,000 shares authorised, issued and outstanding as of December 31, 2017, 2018 and 2019, respectively)		14,064	15,260	16,606	2,385
Series B Convertible Redeemable Preferred Shares (US$0.0001 par value, 37,748,300 shares authorised, issued and outstanding as of December 31, 2017, 2018 and 2019, respectively)		172,655	187,316	203,810	29,275
Series C Convertible Redeemable Preferred Shares (US$0.0001 par value, 44,286,448 shares authorised, issued and outstanding as of December 31, 2017, 2018 and 2019, respectively)		720,028	781,399	850,436	122,157
Series D Convertible Redeemable Preferred Shares (US$0.0001 par value, 95,524,122 shares authorised, 64,001,162 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively)		2,041,281	2,209,604	2,398,958	344,589
Series E Convertible Redeemable Preferred Shares (US$0.0001 par value, 128,637,939 shares authorised; 93,580,586 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively)		2,935,726	3,085,171	3,319,863	476,868
Series F Convertible Redeemable Preferred Shares (US$0.0001 par value, 116,857,842 shares authorised, issued and outstanding as of December 31, 2018 and 2019)		—	3,519,261	3,803,353	546,317

TOTAL MEZZANINE EQUITY		5,883,754	9,798,011	10,593,026	1,521,591

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 1,616,803,191, 1,499,945,349 and 1,499,945,349 shares authorized, 355,105,296, 362,197,963 and 369,290,629 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively)	15	227	232	237	34
Additional paid-in capital		1,513,420	1,052,954	309,102	44,400
Subscription receivable		(35)	(35)	(35)	(5)
Accumulated deficit		(4,091,770)	(5,970,145)	(7,639,926)	(1,097,407)
Accumulated other comprehensive income		103,132	140,106	139,660	20,061

TOTAL SHAREHOLDERS’ DEFICIT		(2,475,026)	(4,776,888)	(7,190,962)	(1,032,917)

TOTAL LIABILITIES, MAZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		4,412,064	5,646,857	4,286,115	615,662

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except share and per share data and otherwise noted)

		Years ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$
					(Note 2)
Net revenues (including related party revenues of RMB691,002, RMB1,032,455 and RMB1,967,723 for the years ended December 31, 2017, 2018 and 2019, respectively)		1,217,965	1,922,015	3,099,698	445,244
Costs and expenses
Operations and support		(1,592,664)	(2,044,139)	(2,845,872)	(408,784)
Selling and marketing		(723,463)	(1,223,345)	(1,414,540)	(203,186)
General and administrative		(249,172)	(282,539)	(281,376)	(40,417)
Research and development		(191,977)	(270,163)	(333,844)	(47,954)
Other operating expenses		(48,860)	(97,179)	(49,669)	(7,135)

Total costs and expenses		(2,806,136)	(3,917,365)	(4,925,301)	(707,476)
Other operating income		1,408	18,875	75,884	10,900

Loss from operations		(1,586,763)	(1,976,475)	(1,749,719)	(251,332)
Other income/(expenses)
Interest income		31,408	53,111	84,276	12,105
Interest expenses		(8,908)	(3,122)	—	—
Foreign exchange gain/(loss)		(4,253)	7,151	(13,370)	(1,920)
Fair value change in foreign currency forward contract		22,846	13,463	—	—
Fair value change in warrant liabilities		82,467	—	—	—

Total other income		123,560	70,603	70,906	10,185

Loss before income tax benefits		(1,463,203)	(1,905,872)	(1,678,813)	(241,147)
Income tax benefits	17	14,113	27,497	9,032	1,297

Net loss and net loss attributable to the Company		(1,449,090)	(1,878,375)	(1,669,781)	(239,850)
Accretion of convertible redeemable preferred shares	14	(374,246)	(511,646)	(795,015)	(114,197)

Net loss available to ordinary shareholders		(1,823,336)	(2,390,021)	(2,464,796)	(354,047)

Net loss per ordinary share:	16
Basic		(5.13)	(6.64)	(6.80)	(0.98)
Diluted		(6.21)	(6.64)	(6.80)	(0.98)
Weighted average shares used in calculating net loss per ordinary share:
Basic		355,105,296	360,002,151	362,644,898	362,644,898
Diluted		293,803,781	360,002,151	362,644,898	362,644,898
Net loss		(1,449,090)	(1,878,375)	(1,669,781)	(239,850)
Other comprehensive income/(loss)
Foreign currency translation adjustments		(108,449)	36,974	(446)	(64)

Total comprehensive loss		(1,557,539)	(1,841,401)	(1,670,227)	(239,914)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except share data and otherwise noted)

		Ordinary shares (par value US $0.0001)		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ deficit
	Note	Numbers of Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017		355,105,296	227	1,826,825	(35)	(2,642,680)	211,581	(604,082)
Share-based compensation	13	—	—	60,841	—	—	—	60,841
Net loss		—	—	—	—	(1,449,090)	—	(1,449,090)
Accretion of convertible redeemable preferred shares	14	—	—	(374,246)	—	—	—	(374,246)
Foreign currency translation adjustments		—	—	—	—	—	(108,449)	(108,449)

Balance as of December 31, 2017		355,105,296	227	1,513,420	(35)	(4,091,770)	103,132	(2,475,026)
Issuance of ordinary shares for vested restricted share units	15	7,092,667	5	(5)	—	—	—	—
Share-based compensation	13	—	—	51,185	—	—	—	51,185
Net loss		—	—	—	—	(1,878,375)	—	(1,878,375)
Accretion of convertible redeemable preferred shares	14	—	—	(511,646)	—	—	—	(511,646)
Foreign currency translation adjustments		—	—	—	—	—	36,974	36,974

Balance as of December 31, 2018		362,197,963	232	1,052,954	(35)	(5,970,145)	140,106	(4,776,888)
Issuance of ordinary shares for vested restricted share units	15	7,092,666	5	(5)	—	—	—	—
Share-based compensation	13	—	—	51,168	—	—	—	51,168
Net loss		—	—	—	—	(1,669,781)	—	(1,669,781)
Accretion of convertible redeemable preferred shares	14	—	—	(795,015)	—	—	—	(795,015)
Foreign currency translation adjustments		—	—	—	—	—	(446)	(446)

Balance as of December 31, 2019		369,290,629	237	309,102	(35)	(7,639,926)	139,660	(7,190,962)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net loss	(1,449,090)	(1,878,375)	(1,669,781)	(239,850)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	209,061	212,241	215,664	30,978
Share-based compensation	60,841	51,185	51,168	7,350
Foreign exchange (gain)/loss	4,253	(7,151)	13,370	1,920
Loss/ (gain) from disposal of property and equipment	—	3,639	(1,442)	(207)
Allowance/(reversal) for doubtful accounts	—	316	(316)	(45)
Valuation allowance for inventories	—	1,632	—	—
Impairment provision for other non-current assets	—	5,432	—	—
Impairment provision for property and equipment	—	8,481	—	—
Fair value change in foreign currency forward contract	(22,846)	(13,463)	—	—
Fair value change in warrant liabilities	(82,467)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(6,943)	(23,714)	(7,574)	(1,088)
Inventories	(3,549)	(3,634)	4,001	575
Amount due from related parties	(15,902)	(110,603)	(149,319)	(21,448)
Prepayments and other current assets	(14,167)	(42,273)	(3,261)	(469)
Other non-current assets	(5,639)	35	187	27
Accounts payable	987	1,516	1,262	181
Amount due to related parties	(82,943)	16,012	28,498	4,093
Payable to riders	104,548	15,082	101,244	14,543
Accrued expenses and other current liabilities	107,069	(28,174)	127,493	18,312
Deferred tax liabilities	(14,837)	(27,539)	(9,032)	(1,297)

Net cash used in operating activities	(1,211,624)	(1,819,355)	(1,297,838)	(186,425)

Cash flows from investing activities:
Disposal of short-term investments	2,348,604	7,489,577	4,444,043	638,347
Purchase of short-term investments	(2,445,084)	(7,909,057)	(4,680,033)	(672,245)
Proceeds from disposal of foreign currency forward contract	—	36,310	—	—
Purchase of property and equipment and intangible assets	(12,128)	(32,861)	(31,762)	(4,562)
Cash paid for purchase of other non-current assets	(2,000)	—	—	—
Proceeds from disposal of property and equipment	—	649	292	42

Net cash used in investing activities	(110,608)	(415,382)	(267,460)	(38,418)

Cash flows from financing activities:
Proceeds from (Cash paid for) short-term loan	354,499	(354,499)	—	—
Proceeds from issuance of convertible redeemable preferred shares	983,820	3,412,300	—	—
Cash paid for share issuance costs	—	(9,689)	—	—

Net cash provided by financing activities	1,338,319	3,048,112	—	—

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(74,393)	11,363	(22,575)	(3,240)

Net increase (decrease) in cash, cash equivalents and restricted cash	(58,306)	824,738	(1,587,873)	(228,083)
Cash and cash equivalents and restricted cash, beginning of the year	1,977,574	1,919,268	2,744,006	394,152

Cash and cash equivalents and restricted cash, end of the year	1,919,268	2,744,006	1,156,133	166,069

DADA NEXUS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands and otherwise noted)

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Cash and cash equivalents	1,559,537	2,744,006	1,154,653	165,856
Restricted cash	359,731	—	1,480	213

Total cash, cash equivalents, and restricted cash	1,919,268	2,744,006	1,156,133	166,069

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2)
Supplemental disclosure for cash flow information
Cash paid for interest	5,514	6,516	—	—
Cash paid for income taxes	724	42	—	—
Supplemental disclosure of non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	374,246	511,646	795,015	114,197
Payables related to property and equipment and intangible assets	—	—	(8,852)	(1,272)

The accompanying notes are an integral part of these consolidated financial statements.

DADA NEXUS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Description of Business

Dada Nexus Limited (the “Company”) was incorporated under the laws of the Cayman Islands on July 8, 2014. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”) primarily provides delivery service and marketplace service to its customers through its mobile platforms, websites and mini programs. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2019, the Company’s major subsidiaries and consolidated VIE are as follows:

Name of Company	Place of incorporation	Date of incorporation /acquisition	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Dada Group (HK) Limited (“Dada HK”)	Hong Kong	July 24, 2014	100%	Investment holding

Dada Glory Network Technology (Shanghai) Co., Ltd. (“Dada Glory”)	PRC	November 7, 2014	100%	Providing services in connection with on-demand delivery platform (“Dada Now”)

Shanghai JD Daojia Yuanxin Information Technology Co., Ltd. (“Shanghai JDDJ”)	PRC	April 26, 2016	100%	Providing services in connection with on-demand retail platform (“JDDJ”)

VIE
Shanghai Qusheng Internet Technology Co. Ltd. (“Shanghai Qusheng”)	PRC	July 2, 2014	100%	Holding of value-added telecommunications services license of Dada Now and maintaining Dada Now website

VIE’s Subsidiary
Shanghai JD Daojia Youheng E-Commerce Information Technology Co., Ltd. (“JDDJ Youheng”)	PRC	December 3, 2015	100%	Holding of value-added telecommunications services license of JDDJ and maintaining JDDJ website

2.	PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.2	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which it has a controlling financial interest. The results of the subsidiaries, VIE and VIE’s subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions between the Group, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated in consolidation.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of consolidation (Continued)

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through Shanghai Qusheng, whose equity interests are held by certain management members and shareholders of the Group (“Nominee Shareholders”), and its wholly-owned subsidiary, JDDJ Youheng. On November 14, 2014, Dada Glory entered into a series of contractual agreements with Shanghai Qusheng and its shareholders, which were amended on September 23, 2015 and February 20, 2017, respectively. The following is a summary of the agreements which allow Dada Glory to exercise effective control over Shanghai Qusheng:

Share Pledge Agreements

Pursuant to the share pledge agreements, each of the shareholders of the VIE has pledged the security interest in their respective equity interests in the VIE, representing 100% equity interests in the VIE in aggregate to Dada Glory, to guarantee performance by the shareholders of their obligations under the powers of attorney, the exclusive business cooperation agreement and the exclusive option agreement, as well as the performance by the VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreement. In the event of a breach by the VIE or any of its shareholders of contractual obligations under these contractual arrangements, Dada Glory, as pledgee, will have the right to take possession of and dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE also covenant that, without the prior written consent of Dada Glory, they shall not transfer or agree to other’s transfer of the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the contractual obligations are fully fulfilled and terminated. During the equity pledge period, Dada Glory is entitled to all dividends and other distributions generated by the VIE.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Dada Glory and the VIE, Dada Glory has the exclusive right to provide the VIE with complete business support and technical and consulting services, including but not limited to technical services, network support, business consultations, intellectual property licenses, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance. Without Dada Glory’s prior written consent, the VIE may not accept any consultations and/or services regarding the matters contemplated by this agreement provided by any third party during the term of the agreement. The VIE agrees to pay Dada Glory service fees at an amount equals to 100% of the net income generated by the VIE, which should be paid on a monthly basis. Dada Glory has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee the VIE’s performance of its obligations thereunder, the shareholders of the VIE have pledged all of their equity interests in the VIE to Dada Glory pursuant to the share pledge agreement. The exclusive business cooperation agreement has an initial term of 10 years and shall be extended if confirmed in writing by Dada Glory prior to the expiration. The extended term shall be determined by Dada Glory, and the VIE shall accept such extended term unconditionally.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of consolidation (Continued)

VIE Arrangements (Continued)

Exclusive Option Agreements

Pursuant to the exclusive option agreements, each of the shareholders of the VIE has irrevocably granted Dada Glory, or any person designated by Dada Glory, an exclusive option to purchase all or part of its equity interests in the VIE. Dada Glory may exercise such options at a price equal to the lowest price as permitted by applicable PRC laws at the time of transfer of equity. The VIE and the shareholders of the VIE covenant that, without Dada Glory’s prior written consent, they will not, among other things, (i) supplement, change or amend the VIE’s articles of association and bylaws, (ii) increase or decrease the VIE’s registered capital or change its structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in the VIE, other than those created under the equity interest pledge agreement, (iv) sell, transfer, mortgage, or dispose of their legal or beneficial interests in and any assets of the VIE and any legal or beneficial interests, (v) enter into any material contract by the VIE, except in the ordinary course of business, or (vi) merge or consolidate the VIE with any other entity. The exclusive option agreement has an initial term of ten years, and at the end of the initial term shall be renewed for a further term as specified by Dada Glory or terminated by Dada Glory in its sole discretion.

Powers of Attorney

Pursuant to the power of attorney, each of the shareholders of the VIE has executed a power of attorney to irrevocably authorize Dada Glory, or any person designated by Dada Glory, to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and the VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in the VIE, and (iii) designate and appoint the VIE’s legal representative, director, supervisor, chief executive officer and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of the VIE or otherwise instructed by Dada Glory.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The irrevocable powers of attorney described above have conveyed all shareholder rights held by the VIE’s shareholders to Dada Glory, including the right to appoint board members who nominate the general managers of the VIE to conduct day-to-day management of the VIE’s businesses, and to approve significant transactions of the VIE. The exclusive option agreements provide Dada Glory with a substantive kick-out right of the VIE shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIE at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive business cooperation agreement, Dada Glory has established the right to receive benefits from the VIE that could potentially be significant to the VIE, and through the share pledge agreement, Dada Glory has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE. As these contractual arrangements allow the Group to effectively control the VIE and to derive substantially all of the economic benefits from it, the Group has consolidated the VIE.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of consolidation (Continued)

VIE Arrangements (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst Dada Glory, Shanghai Qusheng and their respective shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Shanghai Qusheng are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, Shanghai Qusheng and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if Shanghai Qusheng or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Shanghai Qusheng, and its ability to conduct the Company’s business may be adversely affected.

The following amounts and balances of the consolidated VIE were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash and cash equivalents	953	28	36
Short-term investments	1,000	590	337
Accounts receivable, net	1,574	4,808	—
Prepayments and other current assets	1,342	2,394	3,607
Property and equipment, net	60	7	32
Intangible assets, net	105	107	14,018
Other non-current assets	1	—	—

Total assets	5,035	7,934	18,030

Amount due to related parties	32	32	—
Accrued expenses and other current liabilities	2,512	2,580	8,664

Total liabilities	2,544	2,612	8,664

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net Revenues	9,843	6,621	3,183
Net loss	(24,915)	(15,263)	(38,674)
Net cash provided by/(used in) operating activities	(974)	(925)	14,612
Net cash used in investing activities	—	—	(14,604)
Net cash provided by financing activities	1,763	—	—

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Basis of consolidation (Continued)

VIE Arrangements (Continued)

The VIE contributed approximately 0.8%, 0.3% and 0.1% of the Group’s consolidated net revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, the VIE accounted for an aggregate of approximately 0.1%, 0.1% and 0.4%, respectively, of the consolidated total assets, and approximately 0.3%, 0.4% and 1.0%, respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital (“APIC”) and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, APIC and PRC statutory reserve, to the Group in the form of loans and advances or cash dividends.

2.3	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements mainly include the useful lives of property and equipment and intangible assets, assumptions used to measure the impairment of goodwill, property and equipment and intangible assets, assumptions impacting the valuation of ordinary shares, share options and warrant liabilities, and realization of deferred tax assets.

2.4	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries is RMB or USD as determined based on the economic facts and circumstances.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the comprehensive loss.

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5	Convenience translation

The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2019, or at any other rate.

2.6	Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7	Restricted cash

The Group’s restricted cash mainly represents (i) the deposits pledged for short-term bank loans; and (ii) cash received from consumers and reserved in bank supervised accounts for payments to retailers on the on-demand retail platform.

2.8	Short-term investments

Short-term investments include (i) wealth management products issued by commercial banks or other financial institutions with non-guaranteed principal and variable interest rates indexed to the performance of underlying assets within one year; (ii) a foreign currency forward contract sold by a commercial bank; and (iii) time deposits with original maturities longer than three months but less than one year. The Group classifies wealth management products as trading securities given the securities are purchased for the purpose of selling them in the near term. Changes in fair values of wealth management products and foreign currency forward contracts are included in interest income and fair value change in foreign currency forward contract in the consolidated statements of operations and comprehensive loss, respectively.

2.9	Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which is recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based on the age of the receivables and factors surrounding the credit risk of specific customers.

2.10	Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or market value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is determined based upon factors such as historical and forecasted consumer demand, and promotional environment.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11	Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Computer equipment	3 years
Office facilities	3-5 years
Vehicles	8 years
Software	3-5 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the other operating income or expenses of consolidated statements of operations and comprehensive loss.

2.12	Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition. Intangible assets arising from the Group’s acquisition of JDDJ business from JD.com, Inc. (“JD”) including Business Cooperation Agreement (“BCA”), Non-Compete Commitment (“NCC”), technology, trademark and domain name are recognized and measured at fair value based on a valuation upon acquisition. The Group made estimates and judgments in determining the fair value of JDDJ business, BCA and NCC with assistance from an independent valuation firm. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

The identifiable intangible assets	Amortization Years
BCA	7
NCC	7
Technology	3.7
Trademark and Domain Name	9-9.7

2.13	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of JDDJ business from JD occurred in 2016 and there is no change to the carrying amount of the goodwill for the years ended December 31, 2017, 2018 and 2019. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

The Group adopted Financial Accounting Standards Board (“FASB”) revised guidance on “Testing of Goodwill for Impairment”. Under this guidance, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. If the Group chooses to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group determines that it is more likely not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of goodwill with its carrying value. If the Group chooses to apply a quantitative assessment, it performs the goodwill impairment test by quantitatively comparing the fair values of a reporting units to its carrying amount.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13	Goodwill (Continued)

The Group has determined it has only one reporting unit and applied quantitative assessment in its annual goodwill impairment analysis on December 31 of every year. No goodwill impairment was recorded for 2017, 2018 and 2019 as the fair value of the reporting unit significantly exceeded its carrying value at each assessment date.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.14	Other non-current assets

Other non-current assets mainly consist of long-term lease deposits, a convertible loan to a private company, and equity investments without readily determinable fair values. Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update (“ASU”) 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized RMB3,432 and RMB2,000 of impairment losses to write off the loan receivable and an equity investment without a readily determinable fair value, respectively, for the year ended December 31, 2018.

2.15	Warrant liabilities

Warrant classified as liabilities is initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations and comprehensive loss during the period in which such instruments are outstanding.

2.16	Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it transacts and considers assumptions that market participants use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16	Fair value measurement (Continued)

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.17	Revenue recognition

The Group derives its revenues principally from merchants’, individual senders’ and retailers’ use of the Group’s core platforms in connection with on-demand retail platform services and on-demand delivery services. Revenue is stated net of value added tax (“VAT”), discounts and return allowances.

On January 1, 2018, using the modified retrospective method, the Group adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” including related amendments and implementation guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, “ASC 606”), issued by FASB.

The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the beginning accumulated deficit on January 1, 2018. Results for the reporting period beginning on January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 605.

Services

The Group arranges for on-demand delivery services to be provided through Dada Now platform where it assists the customer, a merchant or an individual sender, in finding a rider to complete a delivery requested by the customer. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide the delivery services, nor does the Group have the ability to control the related services. The Group does not have the ability to control the services provided by riders due to the following: (i) The Group does not pre-purchase or otherwise obtain control of the riders’ services prior to their transfer to the customers; (ii) The Group does not guarantee an order could be taken by a rider; (iii) the Group cannot direct the riders to accept, decline or disregard a transaction request and (iv) The Group’s platform services do not include the delivery services provided to the customers by the riders. The service fee earned by the Group is the difference between the amount paid by the customer based on an upfront quoted fare and the amount earned by the rider based on expected delivery time, distance and other factors, which are both fixed at the time a transaction is entered into with a customer. The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to being paid to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in operations and support costs in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to riders. The losses included in operations and support costs were RMB365,186, RMB133,241 and RMB96,131 for the years ended December 31, 2017, 2018 and 2019, respectively.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17	Revenue recognition (Continued)

Services (Continued)

The Group also provides on-demand retail platform services on JDDJ platform. The service revenues primarily consist of commission fees charged to retailers for participating in the Group’s online marketplace, where the Group acts as an agent and its performance obligation is to facilitate the retailers’ online sales of their goods and services through JDDJ. The Group is not primarily obligated to the consumers, does not take inventory risk, and does not have latitude over pricing of the merchandise. Upon successful sales, the Group charges the retailer a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of merchandise.

In addition, the Group fulfills the delivery needs of retailers on JDDJ and other business customers on Dada Now by utilizing the Group’s network of registered riders on Dada Now. Under this type of services, the Group enters into agreements with retailers and other business customers, which enforce the Group’s acceptance of all the related delivery requests at the prices stipulated in the agreements. The Group has determined that it acts as a principal in these transactions as the Group is primarily responsible for the delivery of merchandise and has the ability to control the related services. The Group has the ability to control the services provided by riders as it is responsible for and guarantees identifying and directing riders that meet the quality criteria stipulated in the agreements to complete the deliveries requested by retailers or other business customers. Additionally, the Group has ultimate control over the amounts paid by the customers. Although in this type of services, the riders still have the ability to accept, decline or disregard a delivery assignment, it is the Group’s responsibility to find a replacement and complete the delivery timely. Revenues resulting from these services are recognized on a gross basis at a fixed rate or a pre-determined amount for each completed delivery, with the amounts paid to the riders recorded in operations and support costs.

Other services provided by the Group comprise packaging services provided to retailers on JDDJ and online marketing services provided to brand owners on JDDJ, and front-end warehouses services. Revenue is recognized when service is rendered.

Goods Sales

The Group operates its own e-commerce business and sells delivery equipment and other merchandise on Dada Now. The Group also sells merchandise through unmanned retail shelves. Revenue is recognized on a gross basis as the Group is acting as a principal in these transactions, is responsible for fulfilling the promise to provide the specified merchandise and also has pricing discretion. The Group recognizes revenues net of discounts and return allowances when the goods are delivered to the customers.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17	Revenue recognition (Continued)

Incentive programs

Customer incentives

The Group offers various incentive programs to merchants, individual senders and business customers in the form of coupons or volume-based discounts that are recorded as reduction of revenue as the Group does not receive a distinct good or service in consideration.

Rider incentives

The Group offers various incentive programs to riders, primarily in the form of volume-based incentives. The riders are not the Group’s customers as they do not pay for their use of the Group’s platform in any form. Therefore, for transactions where the Group acts as an agent and recognizes revenue on a net basis, the related rider incentives are recorded as a reduction of revenue. The incentive amount in excess of the related revenue is included in operations and support costs. For transactions where the Group acts as a principal and recognizes revenue on a gross basis, the related rider incentives are included in operations and support costs. For the years ended December 31, 2017 and 2018 and 2019, incentives to riders recorded in operations and support costs were RMB127,392 and RMB223,664 and RMB192,243, respectively, including incentives attributable to transactions where the Group as a principal of RMB58,579, RMB155,007 and RMB158,763, respectively.

Consumer incentives

The consumer incentives are offered to promote the Group’s platform in the form of promotion coupon on the JDDJ, which are valid only during a limited period of time. These incentives are provided at the Group’s discretion and are not contractually required by the retailers. These incentives also do not reduce the overall pricing of the services provided by the Group. As the Group has no performance obligation to consumers who are not the Group’s customers, incentives to consumers are recognized as selling and marketing expenses. For the years ended December 31, 2017, 2018 and 2019, consumer incentives that were recorded as selling and marketing expenses were RMB362,137, RMB782,479 and RMB937,713, respectively.

All the incentives granted can be categorized into (i) incentives granted concurrent with a purchase transaction and (ii) incentives granted not concurrent with a purchase transaction. When the incentive is granted concurrent with a purchase transaction, expenses or reduction of revenue are accrued, in the most likely amount to be earned, as the related transactions are recorded. Since such incentives are generally earned over a very short period of time, there is limited uncertainty when estimating the expenses to be accrued or variable consideration to be recorded as a reduction of revenue. When the incentive (i.e., a coupon) is granted not concurrent with a purchase transaction, expenses or reduction of revenue are recognized upon the redemption of such incentive.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17	Revenue recognition (Continued)

Disaggregation of revenues

For the years ended December 31, 2017, 2018 and 2019, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams were as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Dada Now:
Services	830,534	1,062,552	1,954,834
Sales of goods	38,746	48,887	41,951

Subtotal	869,280	1,111,439	1,996,785

JDDJ:
Services(1)	317,558	754,162	1,102,913

Others
Services(2)	27,949	23,402	—
Sales of goods(3)	3,178	33,012	—

Subtotal	31,127	56,414	—

Total	1,217,965	1,922,015	3,099,698

Notes:

(1)

Includes net revenues from delivery services provided to retailers on JDDJ of RMB208,816, RMB448,014 and RMB588,752, and commission fee revenues from retailers on JDDJ of RMB85,944, RMB225,884 and RMB347,870 for the years ended December 31, 2017, 2018 and 2019, respectively.

(2)	Includes net revenue from front-end warehouses business which was immaterial and terminated in 2019.
(3)	Includes net revenues from unmanned retail shelves business which was immaterial and terminated in 2019.

Contract balances

The remaining unsatisfied performance obligation as of December 31, 2017, 2018 and 2019 was immaterial.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group receives advance payments from customers pursuant to the agreements with certain customers before the services or products are provided, which is recorded as advance for marketing services or goods sale included in the accrued expenses and other current liabilities on the consolidated balance sheets. The opening and closing balances of the Group’s advances from customers are as follows:

Advances from Customers
RMB
Opening Balance as of January 1, 2017	1,498
Decrease, net	(1,167)
Ending Balance as of December 31, 2017	331
Increase, net	3,061
Ending Balance as of December 31, 2018	3,392
Increase, net	11,965
Ending Balance as of December 31, 2019	15,357

The opening balances of RMB1,498, RMB331 and RMB3,392 were recognized in the years ended December 31, 2017, 2018 and 2019, respectively.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17	Revenue recognition (Continued)

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenues at the amount to which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

2.18	Operations and support

Operations and support costs primarily consist of (i) riders’ remuneration and incentives to fulfil the Group’s delivery orders, (ii) expenses incurred in providing customer and rider care services or the service fee charged by external customer service providers, (iii) expenses charged by outsourced delivery agencies, (iv) transaction fees charged by third-party payment platform, and (v) packaging cost as well as other operations and support costs directly attributed to the Group’s principal operations.

2.19	Selling and marketing

Selling and marketing expenses primarily consist of incentive payments to consumers, advertising and marketing expenses, payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The advertising and marketing expenses amounted to RMB156,317, RMB118,829 and RMB133,669 for the years ended December 31, 2017, 2018 and 2019, respectively.

2.20	Research and development

Research and development expenses primarily consist of technology infrastructure expenses, payroll and related expenses for employees involved in platform development and internal system support, charges for the usage of the server and computer equipment, and editorial content.

2.21	Other operating expenses

Other operating expenses primarily consist of purchase price of merchandise sold on Dada Now or through unmanned retail shelves.

2.22	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing group are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the leasing periods.

2.23	Share-based compensation

The Group accounts for share options granted to employees in accordance with ASC 718, “Stock Compensation”. The Group grants options and restricted share units to the Group’s employees, directors, and consultants. In accordance with the guidance, the Group determines whether a share-based compensation should be classified and accounted for as a liability award or an equity award.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23	Share-based compensation (Continued)

Options and restricted share units granted to employees, including directors, vest upon satisfaction of a service condition, which is generally satisfied over four years, and are measured at fair value as of the grant date. Options granted to non-employees with a service condition are accounted for based on the fair value of the equity instrument issued, as this has been determined to be more reliably measurable. Prior to January 1, 2019, the Group accounted for share-based awards issued to non-employees in accordance with ASC 505-50, “Equity-Based Payments to Non-Employees”, under which the fair value of each option granted to non-employees was estimated on the date of grant using the same option valuation model used for options granted to employees, and then re-measured at each period end. The final measurement date of the fair value of the equity instrument issued was the date on which the non-employee’s performance was completed. On January 1 2019, the Group adopted ASU 2018-07, “Compensation-Stock Compensation (Topic 718), Improvements to Non-employee Share-Based Payment Accounting”, under which the accounting treatment of the stock compensation payments to non-employees is aligned with the requirements for share-based payments granted to employees. Upon adoption, only liability-classified awards that have not been settled and equity-classified awards for which a measurement date has not been established should be remeasured through a cumulative-effect adjustment to retained earnings as of January 1, 2019. The adoption of this new standard did not have a material impact on the Group’s consolidated financial statements. Therefore, no cumulative-effect adjustment to retained earnings as of January 1, 2019 was made.

Additionally, the Group’s incentive plan provides an exercisability clause where employees or non-employees can only exercise vested options upon the occurrence of the event that the Group’s ordinary shares are publicly traded. The satisfaction of the performance condition becomes probable only upon the completion of the Group’s initial public offering (“IPO”) and therefore, the Group has not recorded any compensation expenses and will record the cumulative share-based compensation expenses for these options when it completes the IPO.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

2.24	Earnings (Loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Company’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method of computing earnings per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options, restricted share units and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options, restricted share units and warrant are computed using the treasury stock method.

2.25	Government grants

Government grants include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for operating business in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. Cash subsidies are included in other operating income and recognized when received.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.26	Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of the enactment of the change.

2.27	Segment reporting

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the chief executive officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from within the PRC. Therefore, no geographic information is presented.

2.28	Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, represents accumulated foreign currency translation adjustments.

2.29	Recent accounting pronouncements

New accounting pronouncements recently adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Group early adopted the new revenue standard beginning January 1, 2018 using the modified retrospective transition method. The impact of adopting this ASU is immaterial to the consolidated financial statements and there is no adjustment to the beginning accumulated deficit on January 1, 2018.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. Under the new ASC, entities no longer use the cost method of accounting as it was applied before and the new ASC requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, a company can elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (the “measurement alternative”). The Group early adopted this ASU beginning January 1, 2018, which had no material impact on its consolidated financial statements.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29	Recent accounting pronouncements (Continued)

New accounting pronouncements recently adopted (Continued)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The Group early adopted this ASU beginning January 1, 2018, which had no material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. The adoption of this accounting pronouncement impacts the presentation of restricted cash in the Group’s consolidated statements of cash flows. The Group early adopted this ASU beginning January 1, 2018 in accordance with the retrospective transition method, including restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718), which simplifies the accounting for non-employee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation—Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Under the new standard, most of the guidance on stock compensation payments to non-employees would be aligned with the requirements for share-based payments granted to employees. This standard is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods for public business entities, with early adoption permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, The Group early adopted this ASU beginning January 1, 2019, which had no material impact on its consolidated financial statements.

New accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about lease arrangements. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The standard is effective on January 1, 2019, with early adoption permitted, for public business entities that are SEC filers. And it is effective on January 1, 2020 for non-issuers and public business entities that meet the definition solely because their financial statements or financial information is included in a filing with the SEC. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-02 to be January 1, 2021 for non-issuers. The Group will early adopt this ASU on January 1, 2020 using the modified retrospective approach and will not restate comparative periods. The Group plans to elect the transition package of three practical expedients permitted within the new standard. In accordance with the package of practical expedients, the Group will not reassess initial direct costs, lease classification, or whether the Group’s contracts contain or are leases. The Group will also make an accounting policy election to not recognize ROU assets and liabilities for leases with a term of 12 months or less, unless the leases include options to renew or purchase the underlying asset that are reasonably certain to be exercised. Based on the lease portfolio as of December 31, 2019, The Group plans to recognize a related ROU asset and operating lease liability on the Group’s consolidated balance sheets of approximately RMB130 million, respectively. The Group does not anticipate material changes to consolidated statements of operations and comprehensive loss or consolidated statements of cash flows.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29	Recent accounting pronouncements (Continued)

New accounting pronouncements not yet adopted (Continued)

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for an issuer’s annual or any interim goodwill impairments tests in fiscal years beginning after December 15, 2019 and will require adoption on a prospective basis. Public business entities that are not SEC filers should adopt the standard in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit organizations, should adopt the standard in fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group will early adopt this ASU on January 1, 2020 and does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group will adopt this ASU on January 1, 2020 and does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29	Recent accounting pronouncements (Continued)

New accounting pronouncements not yet adopted (Continued)

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in U.S. GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. For entities other than private companies, ASU 2018-17 is effective for fiscal years beginning after December 15, 2019, including interim periods therein. For private companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. This guidance will be adopted using a retrospective approach. The Group will early adopt this ASU on January 1, 2020 and does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

3.	FAIR VALUE MEASUREMENTS

The Group’s financial instruments include cash and cash equivalent, restricted cash, short-term investments, receivables, payables, prepayments and other current assets, short-term loan, amount due from and due to related parties and accrued expenses and other current liabilities. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature. The Group wrote off the convertible loan to a private company of RMB3,432 included in other noncurrent assets during 2018 based on its evaluation of the private company’s financial condition.

As of December 31, 2017, 2018 and 2019, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
As of December 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2017	Wealth management products	301,900	—	301,900	—
2017	Foreign currency forward contract	22,846	—	22,846	—
2018	Wealth management products	721,380	—	721,380	—
2019	Wealth management products	242,567	—	242,567	—

The Group measures certain assets, including equity investments without readily determinable fair values, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques and management judgment including estimated future cash flows, appropriate discount rates and other assumptions. During the years ended December 31, 2017, 2018 and 2019, the Group recognized impairment of equity investments without readily determinable fair values in the amount of nil, RMB2,000 and nil, respectively.

3.	FAIR VALUE MEASUREMENTS (CONTINUED)

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted cash flows and discount rates to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets. During the years ended December 31, 2017, 2018 and 2019, the Group recognized impairment of property and equipment in the amount of nil, RMB8,481 and nil, respectively (Note 8).

See Note 12 for the fair value measurement of warrant liabilities.

4.	SHORT-TERM INVESTMENT

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Wealth management products	301,900	721,380	242,567
Time deposits	—	—	714,803
Foreign currency forward	22,846	—	—

Total	324,746	721,380	957,370

The Group entered into a foreign currency forward contract on March 27, 2017 with a commercial bank to sell its restricted time deposits denominated in USD for RMB at a fixed exchange rate of 7.03 on March 23, 2018 with the notional amount of US$52,380. The Group recorded gain on fair value changes of RMB22,846 and RMB13,463 for the years ended December 31, 2017 and 2018, respectively and settled the forward contract on March 23, 2018 with the carrying amount.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related bad debt provision as of December 31, 2017, 2018 and 2019 are as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Accounts receivable	6,946	30,660	38,234
Less: Bad debt provision	—	(316)	—

Total Accounts receivable, net	6,946	30,344	38,234

Movement of bad debt provision for accounts receivable is as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	—	—	(316)
Provisions for doubtful accounts	—	(316)	—
Reversal of provisions for doubtful accounts	—	—	316

Balance as of December 31	—	(316)	—

6.	INVENTORIES, NET

Inventories and the related provision as of December 31, 2017, 2018 and 2019 are as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Merchandise	5,886	9,519	4,184
Less: Inventory provision	—	(1,632)	(298)

Total Inventories, net	5,886	7,887	3,886

Movement of inventory provision as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	—	—	(1,632)
Provisions for impairment of merchandise	—	(1,632)	—
Written-off	—	—	1,334

Balance as of December 31	—	(1,632)	(298)

7.	PREPAYMENT AND OTHER CURRENT ASSETS

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Funds receivable from third party mobile and online payment platforms	24,275	49,488	39,080
Advance to suppliers mainly for cloud computing service	16,911	17,198	24,045
Interest receivable from bank deposits and wealth management products	4,662	8,897	10,761
Deposits mainly for lease of premises	3,925	6,602	9,046
VAT receivable	2,299	12,747	6,334
Other receivables	2,632	2,046	11,088

Prepayment and other current assets	54,704	96,978	100,354

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment and its related accumulated depreciation are as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Office facilities	6,708	7,408	4,256
Software	1,908	4,035	9,289
Computer equipment	1,636	6,787	12,679
Vehicles	60	21	21
Leasehold improvement	10,515	28,853	37,896

Total cost	20,827	47,104	64,141
Less: Accumulated depreciation	(7,964)	(16,078)	(22,097)
Less: Impairment	—	(8,481)	—

Property and equipment, net	12,863	22,545	42,044

Depreciation expenses related to property and equipment were RMB4,886, RMB10,380 and RMB7,390 for the years ended December 31, 2017, 2018 and 2019, respectively.

For the year ended December 31, 2018, the Group recognized an impairment of RMB8,481 to write off certain assets which will not be used due to the termination of its unmanned retail shelves business. The revenue and cost associated with this business has been immaterial.

9.	INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
BCA	437,626	459,661	467,229
NCC	544,793	572,224	581,645
Trademark and domain name	324,130	324,161	338,920
Technology	96,000	96,000	96,000
Less: Accumulated amortization	(332,847)	(551,414)	(767,917)

Intangible assets, net	1,069,702	900,632	715,877

Amortization expenses related to intangible assets were RMB204,175, RMB201,861 and RMB208,274 for the years ended December 31, 2017, 2018 and 2019, respectively.

9.	INTANGIBLE ASSETS, NET (CONTINUED)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
For the years ending December 31,
2020	187,224
2021	186,359
2022	186,359
2023	83,661
2024	35,818
Thereafter	36,456

Total	715,877

10.	SHORT-TERM LOAN

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Short-term bank borrowings	354,499	—	—

In March 2017, the Group entered into a credit agreement with a PRC commercial bank, for which the total facility was amounted to RMB950,000 (the “Facility”) with a term of one year. In 2017, the Group withdrew five borrowings from the Facility for an aggregated principal amount of RMB354,499 which was collateralized by the bank deposit of US$52,380 (RMB342,261) classified as restricted cash. The loan was repaid and the restriction on the bank deposit was released in 2018. The annual interest rate of the borrowings was approximately 3.92%, resulting in interest expenses of RMB8,908 and RMB3,122 for the years ended December 31, 2017 and 2018, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Salaries and welfare payables	52,225	51,287	87,137
Payables to retailers on JDDJ (1)	36,678	48,192	85,452
Advance for delivery service (2)	39,470	33,406	33,371
Accrued marketing expenses for JDDJ	27,696	26,510	34,918
Professional fee payables	3,890	14,497	26,274
Deposits from retailers and outsourced delivery agencies	7,362	21,065	24,596
Tax payables	77,394	7,753	20,591
Advance for online marketing services	—	858	14,021
Rental payables	31	7,333	10,584
Payables to external customer service providers	—	3,211	8,864
Payables for purchases of property and equipment	—	—	8,852
Interest payable	3,395	—	—
Others	9,974	15,828	11,625

Total	258,115	229,940	366,285

(1)	Payables to retailers on JDDJ represent cash collected on behalf of retailers for goods sold through JDDJ.

(2)	Advance for delivery service represents the prepayments for on-demand delivery services. The amount is refundable if no service is provided.

12.	WARRANT LIABILITIES

In connection with the acquisition of JDDJ business on April 26, 2016, a warrant was issued to JD, which provided JD the right to purchase additional 35,151,665 Series E Preferred Shares with the pre-determined purchase price of US$4.28 per share, was exercisable at any time and expired on the earlier of (i) 24 months after issuance and (ii) a Qualified Financing. A Qualified Financing means a bona fide private placement financing by the Company, which (i) values the Company at a pre-money valuation (excluding any amount of exercise price paid under this warrant) of at least US$4,090,950 and (ii) upon completion, will result in gross proceeds to the Company of at least US$100,000 in the aggregate (taking into account all closings of such financing if there is more than one closing).

The Group followed the authoritative guidance which requires liability classification for a warrant issued that is exercisable into convertible redeemable preferred shares. Liability classification requires the warrant to be re-measured to its fair value at the end of each reporting period. The Group utilized the service of an independent third party specialist to determine the fair value of the warrant, which took into consideration the fair value of the underlying preferred shares, a risk-free interest rate, and expected volatility. Certain inputs used in the model are unobservable. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On December 28, 2017, the warrant was exercised by JD, upon which JD paid the subscription price of US$150,403 (RMB983,820) for 35,151,665 Series E Preferred Shares.

The Group estimates its fair value using binomial model as of December 28, 2017 (immediate prior to the exercise of the warrant) using the following assumptions:

	As of December 28, 2017
Fair value per share as of valuation date	US$	4.47
Exercise price	US$	4.28
Risk free rate of interest		2.10%
Dividend yield		0.00%
Expected volatility		30%

The fair value of the warrant liability on exercise date was US$15,800 (RMB103,240), and the fair value change in warrant liabilities for the year ended December 31, 2018 was US$12,700 (RMB82,467).

The Group estimated expected volatility by reference to the historical share price volatility of comparable companies over a period close to the remaining life of the warrant. The Group estimated the risk-free interest rate based on the yield to maturity of the U.S. Treasure Bill on the valuation date, with the maturity period close to the remaining life of the warrant and adjusted by country risk differential between the U.S. and China. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. The assumptions used in warrant fair value assessment represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the fair value change of warrant could be materially different for any period.

13.	SHARE-BASED COMPENSATION

In February 2015, the Group adopted the 2015 Incentive Compensation Plan (“2015 Plan”), which permits the granting of share options, restricted share units and other equity incentives to employees, directors and consultants of the Group. The 2015 plan administrator is the Group’s board of directors. The board may also authorize one or more of the Group’s officers to grant awards under the plan. The Group has authorized 68,698,662 ordinary shares for issuance under the 2015 Plan.

Employee options:

Under the 2015 Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the 2015 Plan includes a condition where employees can only exercise vested options upon the occurrence of the Company’s ordinary shares becoming listed securities, which substantially creates a performance condition (“IPO Condition”) that has not been met. Therefore, since the adoption of the 2015 Plan, the Group has not recognized any stock-based compensation expenses for options granted, except for the repurchase of 1,199,608 share options which was recorded as a modification in 2016. The Group granted 3,057,177, 5,264,956 and 5,340,000 share options to its employees in 2017, 2018 and 2019, respectively. The options expire in ten years from the date of grant.

Non-employee options:

Under the 2015 Plan, the Group granted 2,000,000 share options to certain non-employees in 2015, which vest over a 4-year service period, including a condition where optionee can only exercise vested options when the Company’s ordinary shares become listed securities. Therefore, the Group has not recognized any stock-based compensation expenses for non-employee options granted, except for the repurchase of 716,431 share options which was recorded as a modification in 2016. The options expire in ten years from the date of grant. The Group did not grant any share options to non-employees in 2017, 2018 and 2019.

The Group adopted ASU 2018-07 on January 1, 2019 and the stock-based compensation expense for non-employee grants for which a measurement date had not been established was remeasured based on the estimated fair value of the Company’s ordinary share of US$2.26 on January 1, 2019.

In determining the fair value of the stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017		2018		2019
Expected volatility		36%~40%		36%~38%		37%~40%
Risk-free interest rate (per annum)		3%~3.2%		3.5%~3.7%		2.4%~3.6%
Exercise multiples		2.2 and 2.8		2.2		2.2
Expected dividend yield		0.00%		0.00%		0.00%
Fair value of underlying ordinary shares	US$	1.36~1.67	US$	2.01~2.26	US$	2.26~3.87
Fair value of share option	US$	0.80~1.03	US$	1.35~1.59	US$	1.59~3.14

13.	SHARE-BASED COMPENSATION (CONTINUED)

Non-employee options (Continued):

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk free interest rate based on the yield to maturity of U.S. government bonds at grant date with a maturity period close to the contract term of options, adjusted by country risk differential between U.S. and China. As the Group has had no option exercise history, it estimated exercise multiples based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. The Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

The following table summarized the Group’s share option activities under the Option Plans:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding at January 1, 2017	33,234,743	0.21	8.48	0.25	33,431
Granted	3,057,177	0.80		0.98
Forfeited	(3,830,251)	0.54		0.46

Outstanding at December 31, 2017	32,461,669	0.23	7.62	0.30	52,253
Granted	5,264,956	0.80		1.37
Forfeited	(1,567,512)	0.71		0.77

Outstanding at December 31, 2018	36,159,113	0.29	6.99	0.43	65,356

Granted	5,340,000	0.80		2.64
Forfeited	(2,355,630)	0.80		1.64

Outstanding at December 31, 2019	39,143,483	0.33	6.32	0.74	138,520

Expect to vest at December 31, 2019	39,143,483	0.33	6.32	0.74	138,520
Exercisable at December 31, 2019	—	—	—	—	—

As of December 31, 2019, share-based compensation of US$11,867 (RMB82,787) would be recognized immediately if the IPO Condition had been met. As of December 31, 2019, there were US$29,067 (RMB202,359) of total unrecognized compensation expenses related to options.

13.	SHARE-BASED COMPENSATION (CONTINUED)

Escrowed shares

On November 11, 2014 and April 20, 2015, in conjunction with the issuance of preferred shares, the Group entered into a share restriction agreement with the founder and the co-founder to secure their services, pursuant to which all of their 72,887,414 ordinary shares of the Company became subject to transfer restrictions. In addition, the restricted shares shall initially be unvested and subject to repurchase by the Group at par value upon voluntary or involuntary termination of employment (the “Repurchase Right”). The Repurchase Right terminates over 4 and 3.6 years, respectively, in 48 and 43 equal monthly instalments thereafter. The founder and the co-founder retain the voting rights of such restricted shares and any additional securities or cash received as the result of ownership of such shares, such as a share dividend, become subject to restriction in the same manner. The Group measured the fair values of the restricted shares as of November 11, 2014 and April 20, 2015 and recognized the amount as compensation expenses over the 48 and 43 months deemed service period on a straight-line basis.

	Number of restricted shares	Weighted average grant date fair value
		US$
Unvested at January 1, 2017	34,040,271	0.10
Vested	(18,567,416)	0.10

Unvested at December 31, 2017	15,472,855	0.10
Vested	(15,472,855)	0.10

Unvested at December 31, 2018	—	0.10

In December 17, 2016, the Group paid US$945 (RMB6,392) to repurchase the co-founder’s 441,588 ordinary shares that were released from the restriction (note 15). The fair value of the ordinary shares was US$1.25 (RMB8.47) per share on the repurchase date. The amount of cash to repurchase the vested shares was charged to APIC, to the extent that the amount paid does not exceed the fair value of the vested shares, which is US$552 (RMB3,730) and the excess of the fair value amounted US$393 (RMB2,662) is recorded in general and administrative expenses as compensation cost.

Total share-based compensation expenses recognized for these restricted shares in 2017 and 2018 were US$1,918 (RMB11,752) and US$1,598 (RMB9,793), respectively. As of December 31, 2018, no unrecognized compensation expenses related to the restricted shares.

Restricted share units

On December 8, 2015, May 27, 2016 and December 4, 2018, the Group granted restricted share units of 14,185,333, 9,348,000 and 3,000,000, respectively, to employees including directors, subject to service vesting schedule of four years under the 2015 Plan. The estimated fair values on the grant date of each restricted share unit were US$1.08 (RMB6.92), US$1.16 (RMB7.60) and US$2.26 (RMB14.55), respectively. In 2017, 2018 and 2019, 1,898,813, nil and nil restricted share units were forfeited, respectively, due to resignation of employees.

13.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units (Continued)

The following table summarized the Group’s restricted share unit activities under the 2015 Plan:

	Number of restricted share units	Weighted average grant date fair value
		US$
Unvested at January 1, 2017	12,635,187	1.09
Vested	(3,643,708)	1.08
Forfeited	(1,898,813)	1.16

Unvested at December 31, 2017	7,092,666	1.08
Granted	3,000,000	2.26
Vested	(3,608,833)	1.10

Unvested at December 31, 2018	6,483,833	1.60
Vested	(4,296,333)	1.29

Unvested at December 31, 2019	2,187,500	2.26

Expected to vest at December 31, 2019	2,187,500

Restricted share units granted to employees are measured based on their grant-date fair values and recognized as compensation cost on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted share units in 2017, 2018 and 2019 were US$4,124 (RMB28,586), US$3,945 (RMB26,197) and US$5,525 (RMB38,272), respectively. As of December 31, 2019, there were US$4,944 (RMB34,490) of unrecognized compensation expenses related to unvested restricted share units which is expected to be recognized over a weighted-average period of 2.92 years.

JD’s Share Incentive Plan (the “JD Employee Awards”)

On April 26, 2016, the Group consummated the acquisition of JDDJ business from JD. The acquisition involved the transfer of certain employees from JD to the Group. These employees were granted with unvested restricted share units by JD (the “JD Employee Awards”) when they were employed by JD. The JD Employee Awards which are generally vested annually over six years continued in effect after the acquisition for the employees transferred to the Group, provided that these employees continue their employment with the Group or any subsidiaries of JD.

13.	SHARE-BASED COMPENSATION (CONTINUED)

JD’s Share Incentive Plan (the “JD Employee Awards”) (Continued)

The Group recognizes the entire cost of JD Employee Awards incurred by JD, the Group’s shareholder, as compensation cost with a corresponding amount as a capital contribution according to ASC 505-10-25-3. Prior to January 1, 2019, the Group re-measured the awards at a fair-value-based amount as of the end of each reporting period until performance was completed. On January 1, 2019, the Group adopted ASU 2018-07, under which the stock-based compensation for which a measurement date had not been established was re-measured based on the fair value of the JD’s ordinary share of US$20.93 on January 1, 2019. The share-based compensation amounts related to JD’s share were US$3,028 (RMB20,503), US$2,313 (RMB15,195) and US$1,867 (RMB12,896) for the years ended December 31, 2017, 2018 and 2019, respectively. The total amount of unrecognized compensation expenses based on the fair value of unvested restricted share units as of December 31, 2019 were US$3,141 (RMB21,912), and is expected to be recognized over a weighted-average period of 2.55 years.

	Number of restricted share units	Weighted average fair value
		US$
Unvested at January 1, 2017	515,909	25.44
Vested	(80,653)	37.54
Forfeited	(148,809)	30.29

Unvested at December 31, 2017	286,447	41.42
Granted	5,000	40.49
Vested	(68,644)	27.01
Forfeited	(3,978)	42.86

Unvested at December 31, 2018	218,825	20.93
Vested	(65,419)	20.93
Forfeited	(3,321)	20.93
Unvested at December 31, 2019	150,085	20.93

Expected to vest at December 31, 2019	150,085

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In November, 2014, the Group issued 7,700,000 (with par value of US$0.001, later each share was split into 10 shares with par value of US$0.0001 for each) Series A Preferred Shares with a total cash proceed of US$1,777 (RMB10,900).

In November 2014, the Group entered into a bridge loan agreement in a total amount of US$2,000 (RMB12,295) with its Series A shareholders (collectively, the “Bridge Loan Holders”). On January 12 and January 19, 2015, the Group entered into promissory notes agreement with one of the above mentioned Series A shareholders and a third party investor (collectively, the “2015 Notes Holders”) respectively. The principal under the respective promissory notes agreement were US$1,000 and US$2,000, respectively.

In February 2015, the Group issued totaling 28,666,661 Series B Preferred Shares to new investors with a total proceed of US$17,200 (RMB105,737). At the same time, all the Bridge Loan Holders converted the outstanding principal of US$2,000 into 4,081,638 Series B Preferred Shares at a conversion price of US$0.49 per share. All the 2015 Notes Holders converted the outstanding principal of US$3,000 on their 2015 Notes into 5,000,001 Series B Preferred Shares at a conversion price of US$0.60 per share.

In May 2015, the Group issued totaling 44,286,448 Series C Preferred Shares at US$2.1451 per share for an aggregate purchase price of US$95,000 (RMB581,362). In connection with the issuance of Series C Preferred Shares, the Group repurchased 2,330,866 ordinary shares from its founder with the consideration of US$5,000 (RMB30,598). The excess of the purchase price over the par value of the ordinary share with an amount of US$1,538 (RMB9,413) was charged in accumulated deficit due to absence of APIC and the excess of the purchase price over the fair value of the ordinary share with an amount of US$3,462 (RMB21,185) was recognized as compensation to its executive.

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

In September 2015, the Group issued totaling 58,508,525 Series D Preferred Shares at US$4.19 per share for an aggregate purchase price of US$245,000 (RMB1,558,519). In April 2016, the Group issued additional totaling 5,492,637 Series D Preferred Shares at US$4.19 per share for an aggregate purchase price of US$23,000 (RMB148,555).

In April 2016, in connection with the acquisition of JDDJ business, the Group issued 46,743,137 Series E Preferred Shares at US$4.28 per share with an aggregate purchase price of US$200,000 (RMB1,291,780), or US$198,378 (RMB1,281,306), net of issuance cost amounted RMB10,474 and a warrant, which provided JD the right to subscribe 35,151,665 Series E Preferred Shares with the pre-determined purchase price of US$4.28 per share and exercisable at any time and expire on the earlier of (i) 24 months after issuance and (ii) a Qualified Financing.

In October 2016, the Group issued another totaling 11,685,784 shares (with par value of US$0.0001) of Series E Preferred Shares to a new investor at US$4.28 per share with an aggregate purchase price of US$50,000 (RMB338,205).

The issuance cost related to Series E Preferred Shares was RMB10,474.

In December 2017, JD exercised the warrant and subscribed 35,151,665 Series E Preferred Shares at US$4.28 per share with a consideration of US$150,403 (RMB983,820).

In January 2018, The Series E and D Preferred Shares’ conversion prices, originally US$4.28 and US$4.19 per share were reduced to US$4.06 and US$4.17 per share, respectively, pursuant to the conversion price adjustment stipulated in conversion terms as described below.

In August 2018, the Group issued totaling 116,857,842 Series F Preferred Shares at US$4.28 per share with an aggregate purchase price of US$500,000 (RMB3,412,300) or US$498,582 (RMB3,402,611), net of issuance cost amounted RMB9,689.

The key terms of the Series A, B, C, D, E and F convertible redeemable preferred shares are as follows:

Conversion

Each holder of preferred shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. Additionally, the Series E conversion price shall be reduced, upon the earlier to occur of: (i) January 1, 2018 and (ii) the Company raising gross proceeds of at least US$100,000 in the aggregate through next equity financing (taking into account all closings of such financing if there is more than one closing).

Each preferred share shall automatically be converted by way of repurchase of such preferred share and the issuance of the corresponding number of ordinary shares, based on the then applicable effective Series A conversion price, Series B conversion price, Series C conversion price, Series D conversion price, Series E conversion price or Series F conversion price, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of (i) the closing of a qualified IPO and (ii) the date specified by written consent or agreement of, collectively and each voting as a separate class, (i) the holders holding a majority of the then outstanding Series A Preferred Shares, (ii) the holders holding at least sixty percent (60%) of the then outstanding Series B preferred Shares, (iii) the holders holding at least fifty percent (50%) of the then outstanding Series C Preferred Shares, (iv) the holders holding at least fifty percent (50%) of the then outstanding Series D Preferred Shares, (v) the holders holding at least fifty percent (50%) of the then outstanding Series E Preferred Shares, and (vi) the holders holding at least fifty percent (50%) of the then outstanding Series F Preferred Shares.

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption

At any time after the earliest of (i) the fifth (5th) anniversary of August 08, 2018, if a qualified IPO has not been consummated by then, (ii) the date that the Group and the Founder are engaged in any material fraudulent activities aiming at the holders of preferred shares, (iii) any important license, permit or government approvals necessary for the business of any group being suspended, rejected to be issued or renewed or revoked, to the extent that the Group’s main business is materially and adversely affected as a result of such suspension, rejection or revocation, (iv) the validity, legality or enforceability of the VIE documents being outlawed by the PRC law, and (v) the date that any governmental authority prohibits any group from distributing all or any part of its distributable earnings or cash or other assets thereof to an offshore shareholder of any Group’s subsidiaries, the Group shall, at the written request of any holder of the preferred shares.

Equal to one hundred percent (100%) of the Series A issue price (in the case of Series A Preferred Shares), one hundred percent (100%) of the applicable Series B issue price (in the case of Series B Preferred Shares), one hundred percent (100%) of the applicable Series C issue price (in the case of Series C Preferred Shares), one hundred percent (100%) of the applicable Series D issue price (in the case of Series D Preferred Shares), one hundred percent (100%) of the applicable Series E issue price (in the case of Series E Preferred Shares) or one hundred percent (100%) of the applicable Series F Issue Price with an eight percent (8%) compound per annum return (if the period is less than one year, such return shall be calculated pro rata) calculating from the applicable Series A issue date, Series B issue date, Series C issue date, Series D issue date, Series E issue date or Series F issue date (as the case may be) to the redemption price payment date, plus any accrued but unpaid dividends on such share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth (20th) business day after the date of written request by the holders of preferred shares.

In the case of the Series E Preferred Shares and the Series F Preferred Shares owned by Azure Holdings S.a.r.l (“Walmart”), without limitation of any other rights of redemption of the Series E Preferred Shares or Series F Preferred Shares hereunder, in the event of an uncured key breach by any Group’s subsidiaries of the Revised Business Cooperation Agreement as determined in the Redemption Condition, so long as the redemption conditions are satisfied, the Group shall, at the written request of Walmart, redeem all or part of the outstanding Preferred Shares held by Walmart and/or its Affiliates, at a price per Preferred Share equal to one hundred percent (100%) of the applicable Series E issue price or one hundred percent (100%) of the applicable Series F issue price, plus any accrued but unpaid dividends on such share and shall be exclusive of any liquidity or minority ownership discount, with payment on the twentieth (20th) business day after the date of written request by Walmart.

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Group, whether voluntary or involuntary, all assets and funds of the Group legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the members of the Group as follows:

(1)

Amount to one hundred percent (100%) of Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares holder (collectively, the “Senior Preferred Shares”), plus all declared but unpaid dividends on such Senior Preferred Shares. If the assets and funds thus distributed among the holders of the Senior Preferred Shares shall be insufficient to permit the payment to such holders of the full Series B, Series C, Series D, Series E and Series F Preference Amount (collectively, the “Senior Preference Amount”), then the entire assets and funds of the Group legally available for distribution shall be distributed ratably among the holders of the Senior Preferred Shares in proportion to the aggregate Senior Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

(2)

If there are any assets or funds remaining after distribution according to above term (1), the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Group to the holders of the ordinary shares by reason of their ownership of such shares, the amount equal to one hundred percent (100%) of the Series A issue price (“Series A Preference Amount”). If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Group legally available for distribution to the Series A Preferred Shares shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this term;

(3)

If there are any assets or funds remaining after the aggregate Senior Preference Amount and the aggregate Series A Preference Amount has been distributed or paid in full to the applicable holders of Preferred Shares pursuant to term (1) and (2), the remaining assets and funds of the Group available for distribution to the members shall be ratably distributed among all members according to the relative number of ordinary shares held by such member (including the holders of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares).

Dividends

(1)

Each holder of a Preferred Share shall be entitled to receive noncumulative dividend at the rate of eight percent (8%) of the applicable Series A issue price, Series B issue price, Series C issue price, Series D issue price, Series E issue price or Series F issue price as the case may be, per annum for each such share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefore on parity with each other, prior and in preference to, and satisfied before, any dividend on any other class or series of shares. Such dividends shall be payable only when, as, and if declared by the Board of Directors.

(2)

No dividend or distribution, whether in cash, in property, or in any other shares of the Group, shall be declared, paid, set aside or made with respect to the ordinary shares at any time unless all accrued but unpaid dividends on the Preferred Shares set forth in term (1), if any, have been paid in full, and a distribution is likewise declared, paid, set aside or made, respectively, at the same time with respect to each outstanding Preferred Share such that the dividend or distribution declared, paid, set aside or made to the holder thereof shall be equal to the dividend or distribution that such holder would have received pursuant to this term if such Preferred Share had been converted into ordinary shares immediately prior to the record date for such dividend or distribution, or if no such record date is established, the date such dividend or distribution is made, and if such share then participated in and the holder thereof received such dividend or distribution.

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Voting Rights

Subject to the provisions of Seventh Amended and Restated Memorandum and Articles (including any Article providing for special voting rights), at all general meetings of the Group: (a) the holder of each ordinary share issued and outstanding shall have one vote in respect of each ordinary share held, and (b) the holder of a preferred share shall be entitled to such number of votes as equals the whole number of ordinary share into which such holder’s collective preferred shares are convertible immediately after the close of business on the record date of the determination of the Group’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group’s members is first solicited. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted basis (after aggregating all shares into which the preferred shares held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). To the extent that the statute or the articles allow the preferred shares to vote separately as a class or series with respect to any matters, the preferred shares, shall have the right to vote separately as a class or series with respect to such matters.

Accounting for the Preferred Shares

The Group has classified the preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. The holders of the preferred shares have a redemption right and liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would.

The Group recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Group uses interest method to accrete the carrying value of the preferred shares to their maximum redemption price at the end of each reporting period. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against APIC. Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Group did not identify any derivatives embedded in the preferred shares that were subject to bifurcation and fair value accounting. The Group also determined that there was no beneficial conversion feature attributable to the preferred shares, as the effective conversion price was not less than the fair value of the ordinary shares on the respective commitment date.

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Accounting for the Preferred Shares (Continued)

The following table summarized the rollforward of the carrying amount of the preferred equity for the years of 2017, 2018 and 2019:

	Series A	Series B	Series C	Series D	Series E	Series F	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2017	12,930	158,762	661,884	1,881,800	1,707,072	—	4,422,448
Issuance	—	—	—	—	1,087,060	—	1,087,060
Accretion	1,134	13,893	58,144	159,481	141,594	—	374,246

December 31, 2017	14,064	172,655	720,028	2,041,281	2,935,726	—	5,883,754
Issuance	—	—	—	—	—	3,402,611	3,402,611
Accretion	1,196	14,661	61,371	168,323	149,445	116,650	511,646

December 31, 2018	15,260	187,316	781,399	2,209,604	3,085,171	3,519,261	9,798,011
Issuance	—	—	—	—	—	—	—
Accretion	1,346	16,494	69,037	189,354	234,692	284,092	795,015

December 31, 2019	16,606	203,810	850,436	2,398,958	3,319,863	3,803,353	10,593,026

As of December 31, 2019, a summary of convertible redeemable preferred shares are as follows:

Series	Average Issue Price per Share	Issuance Date	Shares Issued	Shares Outstanding	Proceeds from Issuance, net of Issuance Costs	Carrying/ Redemption Amount
	US$				US$	RMB
A	0.2307	11/11/2014	77,000,000	77,000,000	1,777	16,606
B	0.5881	13/02/2015	37,748,300	37,748,300	22,200	203,810
C	2.1451	22/05/2015	44,286,448	44,286,448	95,000	850,436
D	4.1874	23/09/2015	58,508,525	58,508,525	245,000	2,198,698
D	4.1874	05/04/2016	5,492,637	5,492,637	23,000	200,260
E	4.2787	26/04/2016	46,743,137	46,743,137	198,378	1,733,692
E	4.2787	20/10/2016	11,685,784	11,685,784	50,000	432,535
E	4.2787	28/12/2017	35,151,665	35,151,665	150,403	1,153,636
F	4.2787	08/08/2018	116,857,842	116,857,842	498,582	3,803,353

			433,474,338	433,474,338	1,284,340	10,593,026

15.	ORDINARY SHARES

On July 10, 2014, the Company was incorporated with an issuance of 6,100,000 ordinary shares to the founder at a par value of US$0.001 each. On February 7, 2015, the Company effected a 1-for-10 share split of the Company’s shares. The number of outstanding ordinary shares of 6,100,000 split into 61,000,000 shares while the par value of US$0.001 was converted into US$0.0001. Subscription receivable of RMB35 from the founder was recorded as of December 31, 2017, 2018 and 2019.

On April 20, 2015, the Group issued 10,044,865 ordinary shares subject to share restriction agreement to the co-founder with proceeds of zero (Note 13).

On May 29, 2015, the Group paid US$5,000 (RMB30,598) to repurchase 2,330,866 outstanding ordinary shares at US$2.1451 per share from its founder and all the repurchased ordinary shares were retired in 2015. (Note 14).

On April 14, 2016, the Group paid US$3,000 (RMB19,429) to repurchase 716,431 early exercised share options from non-employees at US$4.1874 per share and all the repurchased shares were retired in 2016. The total consideration was charged against general and administrative expenses (Note 13).

15.	ORDINARY SHARES (CONTINUED)

On April 26, 2016, the Group entered into a share purchase agreement with JD, pursuant to which the Group issued 286,832,885 ordinary shares to JD in connection with the acquisition of JDDJ business.

On December 17, 2016, the Group paid US$945 (RMB6,392) to repurchase 441,588 ordinary shares from the co-founder at US$2.14 per share to compensate his service (Note 13).

On April 23, 2018, the Company issued 7,092,667 ordinary shares for vested restricted share units of the founder and the co-founder.

On December 8, 2019, the Company issued 7,092,666 ordinary shares for vested restricted share units of the founder and the co-founder.

16.	LOSS PER SHARE

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2017, 2018 and 2019:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Basic net loss per share
Numerator:
Net loss available to ordinary shareholders of the Company—basic	(1,823,336)	(2,390,021)	(2,464,796)
Shares (Denominator):
Weighted average number of ordinary shares outstanding—basic	355,105,296	360,002,151	362,644,898
Loss per share—basic	(5.13)	(6.64)	(6.80)
Dilutive net loss per share

Numerator:
Net loss available to ordinary shareholders of the Company—diluted	(1,823,336)	(2,390,021)	(2,464,796)
Shares (Denominator):
Weighted average number of ordinary shares outstanding—basic	355,105,296	360,002,151	362,644,898
Deduct: effect of the exercise of warrant computed using the treasury stock method	61,301,515	—	—
Weighted average number of ordinary shares outstanding—diluted	293,803,781	360,002,151	362,644,898
Loss per share—diluted	(6.21)	(6.64)	(6.80)

16.	LOSS PER SHARE (CONTINUED)

As a result of the Group’s net loss for the three years ended December 31, 2017, 2018 and 2019, the following weighted average numbers of the Company’s preferred shares, share options, and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	Years ended December 31,
	2017	2018	2019
Series A convertible redeemable preferred shares	77,000,000	77,000,000	77,000,000
Series B convertible redeemable preferred shares	37,748,300	37,748,300	37,748,300
Series C convertible redeemable preferred shares	44,286,448	44,286,448	44,286,448
Series D convertible redeemable preferred shares	64,001,162	64,001,162	64,001,162
Series E convertible redeemable preferred shares	58,717,839	93,580,586	93,580,586
Series F convertible redeemable preferred shares	—	46,422,978	116,857,842
Share options	33,345,717	34,158,863	37,951,132
Restricted share units	10,000,041	5,676,866	4,505,362

17.	TAXATION

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented. Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

China

On March 16, 2007, the National People’s Congress of the PRC introduced a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FlEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the CIT Law if they qualify as high and new technology enterprises (“HNTE”). Under such regulation, Dada Glory and Shanghai JDDJ are qualified for HNTE status and are eligible to a reduced income tax rate of 15% for the years ended 2018, 2019 and 2020.

17.	TAXATION (CONTINUED)

Income Taxes (Continued)

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Loss by tax jurisdictions:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Loss from PRC operations	1,380,349	1,771,273	1,517,437
Loss from non-PRC operations	82,854	134,599	161,376

Total losses before tax	1,463,203	1,905,872	1,678,813

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	724	42	—
Deferred tax benefits	(14,837)	(27,539)	(9,032)

Income tax benefits	(14,113)	(27,497)	(9,032)

17.	TAXATION (CONTINUED)

Income Taxes (Continued)

Withholding tax on undistributed dividends (Continued)

Reconciliation of difference between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Years ended December 31,
	2017	2018	2019
Statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rate of subsidiary operation in other jurisdiction	(1.5)%	(1.8)%	(2.4)%
Effect of tax holiday	—	(8.5)%	(7.7)%
Effect of change in tax rate	—	8.5%	7.7%
Changes in valuation allowance	(22.9)%	(24.7)%	(26.0)%
Amortization of deferred tax liabilities from the identified intangible assets	1.0%	1.4%	0.5%
Super deduction of research and development expenses	0.8%	2.4%	3.4%
Other expenses not deductible for tax purposes	(1.4)%	(0.9)%	—

Effective tax rate	1.0%	1.4%	0.5%

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Deferred tax assets
- Net operating loss carry forwards	915,212	1,384,440	1,805,739
- Allowance for doubtful accounts	—	79	—
- Inventories valuation allowance	—	408	75
- Impairment provision for property and equipment	—	2,120	—
- Impairment provision for other non-current assets	—	1,039	1,039
- Accrued expenses	19,115	16,168	34,372
Less: Valuation allowance	(934,327)	(1,404,254)	(1,841,225)

Net deferred tax assets	—	—	—

Deferred tax liabilities
- Identifiable intangible assets from business combination	80,272	52,733	43,701

Total deferred tax liabilities	80,272	52,733	43,701

As of December 31, 2017, 2018 and 2019, the Group had net operating loss carry forwards of approximately RMB3,660,846, RMB5,537,754 and RMB7,222,966, respectively, which arose from the subsidiaries, VIE and VIE’s subsidiaries established in the PRC. The loss carry forwards will expire during the period from 2019 to 2028.

17.	TAXATION (CONTINUED)

Deferred tax assets and deferred tax liabilities (Continued)

The Group believes that it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided full valuation allowances for the deferred tax assets as of December 31, 2017, 2018 and 2019, respectively.

Movement of valuation allowance

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	599,870	934,327	1,404,254
Addition	334,457	469,927	436,971

Balance at end of the year	934,327	1,404,254	1,841,225

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2014 through 2019 on non-transfer pricing matters and transfer pricing matters.

18.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, amount due from related parties and prepayments. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from merchants, which are all with good collection history. There are no significant concentrations of credit risk. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of these suppliers and has noted no significant credit risk.

Concentration of customers

The following customers accounted for 10% or more of revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Customer A	691,002	943,084	1,564,436
Customer B	*	*	403,287

*	Less than 10%.

18.	CONCENTRATION OF CREDIT RISK (CONTINUED)

Concentration of customers (Continued)

The following customers accounted for 10% or more of accounts receivable as of December 31, 2017, 2018 and 2019, respectively.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Customer C	4,536	4,223	7,517
Customer D	1,290	4,215	*
Customer E	*	6,533	*
Customer F	*	*	9,275
Customer G	*	*	6,073

*	Less than 10%.

Concentration of suppliers

The following suppliers accounted for 10% or more of accounts payable as of December 31, 2017, 2018 and 2019, respectively.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Supplier A	773	1,193	*
Supplier B	1,470	*	*
Supplier C	1,338	*	*
Supplier D	875	*	*
Supplier E	*	*	1,753
Supplier F	*	*	1,722

*	Less than 10%.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB138,489, RMB77,975 and RMB1,114,076 denominated in RMB, as of December 31, 2017, 2018 and 2019, respectively.

19.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019:

Name of related parties	Relationship with the Group
JD, its subsidiaries and affiliates (“JD Group”)	Shareholder of the Company
Walmart, its subsidiaries and affiliates (“Walmart Group”)	Shareholder of the Company
Co-founder	Executive of the Group

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	The Group entered into the following transactions with the major related parties:

	Years ended December 31,
	2017	2018		2019
	RMB	RMB		RMB
Revenues
Services to JD Group(1)	691,002	943,084		1,564,436
Services to Walmart Group(2)	*	35,859	(3)	229,712	(3)

Operating expenses
Operational support services from JD Group	29,986	32,862		25,376

Purchases from JD Group	7,191	26,908		47,179

(1)

The services revenues from JD Group primarily consist of delivery service revenues. The Group fulfills the delivery needs of JD Group by utilizing the Group’s network of riders on Dada Now where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery with the related volume-discount recorded as a reduction of revenue and the fee is settled monthly or weekly. The service agreement has an initial term of one year and remains valid till other replacement agreement is signed by both parties.

JD Group also provides certain operational supporting services to the Group, such as cloud server services and customer and rider care services, the service fee is charged based on the actual cost incurred by JD Group as confirmed with the Group on a monthly basis. The service agreements have terms ranging from one to three years and have been renewed upon expiration.

In addition, the Group entered into the purchase agreement with JD Group in August 2016 to purchase goods from JD Group for sale on Dada Now. The purchase agreement has an initial term of one year, and remains valid till other replacement agreement is signed by both parties.

(2)

Walmart Group became a related party in August 2018, therefore, only transactions occurred after August 2018 were presented as related party transactions. The services revenues from Walmart Group primarily consist of on-demand retail platform service revenues and delivery service revenues under the business cooperation agreement and service agreement with Walmart Group. The on-demand retail platform service revenues primarily consist of commission fees based on a pre-determined percentage charged to Walmart Group for participating in the Group’s online marketplace. The Group also fulfills the delivery needs of Walmart Group on JDDJ where the Group acts as a principal. Revenues are recognized on a gross basis at a pre-determined amount for each completed delivery. The Group entered into the business cooperation agreement with Walmart Group in June 2016, which was amended and restated in August 2018. The amended and restated business cooperation agreement has a term of six years. The service agreement has an initial term of one year, and remains valid till the termination of the business cooperation agreement.

(3)

This amount does not include the delivery services revenue paid by consumers for purchases from Walmart stores on JDDJ, which was RMB53,512 and RMB173,575 for the period from August to December 2018 and the year ended December 31, 2019, respectively.

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	The Group had the following balances with the major related parties:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current assets:
Amount due from JD Group	48,232	151,481	236,196
Amount due from Walmart Group	—	7,354	72,486
Amount due from co-founder	528	528	—

Total	48,760	159,363	308,682

Current liabilities:
Amount due to JD Group	38,290	32,672	19,350
Amount due to Walmart Group	—	21,630	63,450

Total	38,290	54,302	82,800

The Group provides collection of cash on delivery service when performing delivery services for JD Group. Amount due to JD Group includes cash collected from consumers on behalf of JD.COM when merchandises are delivered to them.

Amount due to Walmart includes cash collected from consumers on behalf of Walmart when the Group performs on-demand retail platform services to the Walmart Group.

20.	EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB53,404, RMB85,328 and RMB103,600 for the years ended December 31, 2017, 2018 and 2019, respectively, which are recorded in expenses based on the function of employees.

21.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has leased office premises under operating lease agreements for the periods from 2020 to 2024 and after. Future minimum lease payments for non-cancellable operating leases are as follows:

As of December 31, 2019
RMB
2020	49,501
2021	37,812
2022	22,711
2023	17,125
2024 and after	15,440

142,589

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating lease commitments (Continued)

Rental expenses amounted to RMB17,578, RMB40,519 and RMB58,713 for the years ended December 31, 2017, 2018 and 2019, respectively. Rental expenses are charged to the consolidated statements of operations and comprehensive loss when incurred.

Contingencies

The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

22.	RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries. As of December 31, 2017, 2018 and 2019, the total of restricted net assets were RMB2,724,903, RMB5,742,656 and RMB7,317,215, respectively.

23.	SUBSEQUENT EVENT

The subsequent events were evaluated through March 13, 2020, which is the issuance date of the audited consolidated financial statements.

From January to March 2020, the Group granted 15,836,326 restricted share units with various vesting periods to the Group’s employees and non-employees under the 2015 Plan. 25% vest on each quarter over one year from the grant date, 25% vest on each anniversary over four years from the grant date, 1/6 vest at each anniversary over six years from the grant date for restricted share units with the vesting period of one year, four years and six years, respectively.

From January to March 2020, the Group also granted options to purchase 3,188,000 ordinary shares to the Group’s employees with the exercise price of US$0.80 under the 2015 Plan, of which 25% vest on each anniversary over four years from the grant date and can only be exercised upon an IPO condition.

As of March 13, 2020, the Group was still in the process of assessment of the fair values of the options and restricted share units granted during the first quarter of 2020.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,142,112	1,627,263	40,573	5,828
Short-term investments	—	—	714,803	102,675
Prepayments and other current assets	22	2,401	10,797	1,550

Total current assets	1,142,134	1,629,664	766,173	110,053
Investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries	2,050,774	2,763,938	2,145,167	308,132
Intangible assets, net	748,514	638,790	499,464	71,744

Total non-current assets	2,799,288	3,402,728	2,644,631	379,876

TOTAL ASSETS	3,941,422	5,032,392	3,410,804	489,929

LIABILITIES
Amount due to subsidiaries, VIE and VIE’s subsidiaries	522,825	—	—	—
Accrued expenses and other current liabilities	9,869	11,269	8,740	1,255

TOTAL LIABILITIES	532,694	11,269	8,740	1,255
MEZZANINE EQUITY	5,883,754	9,798,011	10,593,026	1,521,591
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value, 1,616,803,191, 1,499,945,349 and 1,499,945,349 shares authorized, 355,105,296, 362,197,963 and 369,290,629 shares issued and outstanding as of December 31, 2017, 2018 and 2019, respectively)	227	232	237	34
Additional paid-in capital	1,513,420	1,052,954	309,102	44,400
Subscription receivable	(35)	(35)	(35)	(5)
Accumulated deficit	(4,091,770)	(5,970,145)	(7,639,926)	(1,097,407)
Accumulated other comprehensive income	103,132	140,106	139,660	20,061
TOTAL SHAREHOLDERS’ DEFICIT	(2,475,026)	(4,776,888)	(7,190,962)	(1,032,917)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEIFICT	3,941,422	5,032,392	3,410,804	489,929

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2)
Expenses and income/(loss)
General and administrative expenses	(209,656)	(197,983)	(203,191)	(29,186)
Interest income	2,111	21,524	25,327	3,638
Foreign exchange loss	(13)	(175)	—	—
Fair value change in warrant liabilities	82,467	—	—	—
Equity in losses of subsidiaries, VIE and VIE’s subsidiaries	(1,323,999)	(1,701,741)	(1,491,917)	(214,302)

Net loss attributable to the Company	(1,449,090)	(1,878,375)	(1,669,781)	(239,850)
Accretion of convertible redeemable preferred shares	(374,246)	(511,646)	(795,015)	(114,197)

Net loss available to ordinary shareholders	(1,823,336)	(2,390,021)	(2,464,796)	(354,047)

Net Loss	(1,449,090)	(1,878,375)	(1,669,781)	(239,850)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(108,449)	36,974	(446)	(64)

Total comprehensive loss	(1,557,539)	(1,841,401)	(1,670,227)	(239,914)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASHFLOW

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2)
Net cash (used in)/provided by operating activities	(138,875)	(126,428)	10,460	1,505
Net cash used in investing activities	(387,259)	(2,791,032)	(1,586,628)	(227,908)
Net cash provided by financing activities	983,820	3,402,611	—	—

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(10,522)	(1,511)

Net increase/(decrease) in cash and cash equivalents	457,686	485,151	(1,586,690)	(227,914)
Cash and cash equivalents, beginning of the year	684,426	1,142,112	1,627,263	233,742

Cash and cash equivalents, end of the year	1,142,112	1,627,263	40,573	5,828

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

DADA NEXUS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

2)

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and the subsidiaries and VIE’s profit or loss as “Equity in losses of subsidiaries, VIE and VIE’s subsidiaries” on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries, VIE and VIE’s subsidiaries even though the parent company is not obligated to provide continuing support or fund losses.

3)	For the years ended December 31, 2017, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

4)

For the years ended December 31, 2017, 2018, and 2019, noncash investing activities include offsets of due from and due to subsidiaries, VIE and VIE’s subsidiaries amounted to nil, RMB 522,825 and nil, and transfer of due from subsidiaries, VIE and VIE’s subsidiaries to investment in subsidiaries, VIE and VIE’s subsidiaries amounted to nil, nil and RMB 438,914, respectively.